UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Schedules in accordance with the Financial Reporting Requirements of ERISA	7 - 14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

By:	/s/ Alfred J. Dermody
Alfred J. Dermody
Manager of Budget and Planning

Date: June 22, 2006

CROWN CORK & SEAL COMPANY, INC.

RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2005 and 2004

Additional information required for Form 5500
as of December 31, 2005

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004	3

Notes to Financial Statements	4 - 7

Additional Information *

Schedule H - Schedule of Assets (Held at End of Year)	8

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Crown Cork & Seal, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. This supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, LLC
Philadelphia, Pennsylvania
June 20, 2006

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Statements of Net Assets Available for Benefits

	As of December 31,

	2005		2004

Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$812,513		$704,494
INVESCO Dynamics Fund	80,383		68,496
T. Rowe Price Equity Income Fund	314,513		254,908
Vanguard 500 Index Fund	26,413,327	*	28,510,150	*
Vanguard Balanced Index Fund	6,166,832	*	6,392,142	*
Vanguard Explorer Fund	8,277,085	*	8,492,866	*
Vanguard Extended Market Index Fund	769,909		508,188
Vanguard International Growth Fund	3,997,010		3,503,403
Vanguard LifeStrategy Conservative Growth Fund			178,271
Vanguard LifeStrategy Growth Fund			98,340
Vanguard LifeStrategy Income Fund			66,050
Vanguard LifeStrategy Moderate Growth Fund			343,395
Vanguard Total Bond Market Index Fund	4,850,629	*	5,144,917	*
Vanguard Target Retirement 2005 Fund	483,324
Vanguard Target Retirement 2015 Fund	441,032
Vanguard Target Retirement 2025 Fund	451,308
Vanguard Target Retirement 2035 Fund	44,493
Vanguard Target Retirement 2045 Fund	17,099
Vanguard Target Retirement Income Fund	9,362

	53,128,819		54,265,620

Vanguard Retirement Savings Trust	20,136,396	*	20,566,252	*
Crown Holdings, Inc. Stock Fund	5,567,094	*	3,531,321
Participant Loans	1,765,417		1,692,579

Total investments	80,597,726		80,055,772

Receivables

Employer’s contributions	69,559		84,644
Participants’ contributions	339,195		368,812

Total receivables	408,754		453,456

Net assets available for benefits	$81,006,480		$80,509,228

*  Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Statements of Changes in Net Assets Available for Benefits

	As of December 31,
	2005	2004

Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$2,595,831	$1,834,653
Interest income, participant loans	86,323	83,294
Net appreciation in fair value of investments	3,016,097	5,519,396

	5,698,251	7,437,343

Contributions:
Employer	1,152,208	1,353,224
Participant	4,021,505	4,124,692

	5,173,713	5,477,916

Total additions	10,871,964	12,915,259

Deductions From Net Assets Attributed to:
Benefits paid to participants	6,499,682	6,835,949
Asset transfers out	3,830,214
Miscellaneous fees	44,816	42,752

Total deductions	10,374,712	6,878,701

Net increase	497,252	6,036,558

Net assets available for plan benefits:
Beginning of year	80,509,228	74,472,670

End of year	$81,006,480	$80,509,228

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan, which is designed to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee of the Plan.

During 2005, the Company sold its plastic closures business. As a result of this transaction, participant account balances of employees of this business were transferred out of the Plan on December 5, 2005 in the amount of $3,380,214.

Contributions

Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Contribution amounts are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive fixed contributions from the Company at varying rates. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. A participant becomes 100 percent vested after completing 4 or 5 years of service, as defined.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

Participant Loans

The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on loans outstanding as of December 31, 2005 range from 5.0% to 10.5%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. Distributions to participants are generally paid in a lump sum. Certain participants have the option of being paid in monthly installments.

Forfeited Accounts

When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future employer contributions, were $8,179 and $4,532 at December 31, 2005 and 2004, respectively. Forfeitures used to off-set employer contributions in 2005 and 2004 totaled $0 and $30,000, respectively.

Plan Termination

The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, with the exception of the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust is included in the financial statements at contract value, which represents contributions made plus interest accrued at the contract rate, less participants’ withdrawals and any miscellaneous expenses. Plan management believes that the contract value of the trust approximates fair value. The crediting interest rates were 4.05% and 3.93% for the years ended December 31, 2005 and 2004, respectively. The average yields for the plan years 2005 and 2004 were 3.99% and 3.88%, respectively. Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

NOTE 3 — INVESTMENTS

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,

	2005	2004

Registered investment companies	$1,410,198	$4,313,320
Common stock	1,605,899	1,206,076

Net appreciation in fair value of investments	$3,016,097	$5,519,396

All investments are participant-directed.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common/collective trust managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Notes to Financial Statements

NOTE 5 — PLAN EXPENSES

All recordkeeping expenses for the administration of the plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 6 — TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Additional Information

Required for Form 5500

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
 Schedule of Assets (Held at End of Year)
December 31, 2005

Crown Cork & Seal Company, Inc. Retirement Thrift Plan,          EIN 23-1526444           Plan No. 105

Form 5500, Schedule H, Line 4i:

	Identity of Participant-Directed Issues	Investment Type	Current Value

	American Century Equity Income Fund	Registered Investment Company	$812,513
	INVESCO Dynamics Fund	Registered Investment Company	80,383
	T. Rowe Price Equity Income Fund	Registered Investment Company	314,513
*	Vanguard 500 Index Fund	Registered Investment Company	26,413,327
*	Vanguard Balanced Index Fund	Registered Investment Company	6,166,832
*	Vanguard Explorer Fund	Registered Investment Company	8,277,085
*	Vanguard Extended Market Index Fund	Registered Investment Company	769,909
*	Vanguard International Growth Fund	Registered Investment Company	3,997,010
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	483,324
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	441,032
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	451,308
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	44,493
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	17,099
*	Vanguard Target Retirement Income Fund	Registered Investment Company	9,362
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	4,850,629
*	Vanguard Retirement Savings Trust	Common / Collective Trust	20,136,396
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	5,567,094
*	Participant Loans	Participant Loans (5.0% - 10.5%)	1,765,417

Total Assets (Held at End of Year)			$80,597,726

* Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.